Exhibit 99.1

Calle La Colonia N° 150

Urb. El Vivero - Santiago de Surco

Telf: 317-6000

Lima, October 14, 2026

To

Superintendency of the Securities Market – SMV

Lima.-

Reference:     Disclosure of Material Event

Dear Sirs:

In accordance with the provisions of Article 30 of the Consolidated Text of the Securities Market Law and the Regulations on Material Facts and Reserved Information approved by SMV Resolution No. 005-2014-SMV/01, we hereby report the following:

Today, Cementos Pacasmayo S.A.A. (the “Company”) received the referenced official communication (the “Official Letter”), whereby the Superintendence of the Securities Market (the “SMV”) informs Holcim Ltd. that the Board of Directors of the SMV, during its meeting on October 13, 2026, authorized certain exemptions from compliance with specific requirements for the purposes of launching the Subsequent Tender Offer for the voting shares issued by the Company (the “Tender Offer”).

Specifically, the SMV authorized the exemptions summarized below:

(i) That the Tender Offer be launched by Inversiones Aspi S.A. instead of Holcim Ltd., without prejudice to the latter maintaining joint and several liability for the obligations arising from said offer, and provided that it does not entail a reduction in the transparency and disclosure standards required by applicable regulations.

(ii) That the Information Prospectus of the Tender Offer include the unaudited consolidated financial statements of Holcim Ltd. for the last half-year, in substitution of Holcim Ltd.’s unaudited quarterly individual/separate and consolidated financial statements prior to the Tender Offer, subject to the inclusion in the Information Prospectus of the financial information detailed in the Official Letter attached as Annex 1.

(iii) Granting an extension to launch the Tender Offer until November 25, 2026, or five (05) trading days following the issuance of the valuation report by MSRA S.A.C., whichever occurs first.

A copy of the Official Letter is attached hereto as Annex 1 to this communication.

Sincerely,

CEMENTOS PACASMAYO S.A.A.

Jose Felix Villafuerte

Stock Market Representative

OFFICIAL LETTER No. 5172-2026-SMV/11.1

Mr.

Norberto German Ledea

Juan Carlos Velez Gadea

Legal Representatives

Holcim Ltd.

Avenida Las Begonias N° 475, Sixth Floor

San Isidro, Lima.-

Ref.: File No. 2026028017

I am writing to you in connection with the request contained in the referenced file, whereby Holcim Ltd. (hereinafter, “Holcim”) requested that the Superintendence of the Securities Market – SMV exempt it from compliance with certain requirements set forth in the Regulations on Tender Offers and Delisting Purchase of Securities, approved by CONASEV Resolution No. 009-2006-EF/94.10 and amendments thereto (hereinafter, the “Tender Offer Regulations”), for the purposes of launching the Subsequent Tender Offer for the voting shares issued by Cementos Pacasmayo S.A.A.

In this regard, please be advised that the Board of Directors of the SMV, during its meeting on October 13, 2026, considering the matters set forth in Report No. 1621-2026-SMV/11.1 and Memorandum No. 4940-2026-SMV/11, which form part of File No. 2026028017, resolved the following:

●	To authorize, by way of exception, that the Subsequent Tender Offer (“Subsequent Tender Offer”) for the voting shares representing the share capital of Cementos Pacasmayo S.A.A. be launched by Inversiones ASPI S.A., instead of Holcim Ltd.; without prejudice to the latter maintaining joint and several liability for the obligations arising from said offer, and provided that this does not entail a reduction in the information transparency standards required by applicable regulations.

●	To authorize, by way of exception, that the Information Prospectus of the Subsequent Tender Offer for the voting shares representing the share capital of Cementos Pacasmayo S.A.A. include the unaudited consolidated financial statements of Holcim Ltd. for the last half-year, in substitution of Holcim Ltd.’s unaudited quarterly individual or separate and consolidated financial statements prior to the Subsequent Tender Offer.

On this point, considering the authorization granted for Inversiones ASPI S.A. to launch the Subsequent Tender Offer for the voting shares representing the share capital of Cementos Pacasmayo S.A.A., and in accordance with the provisions of Annex II, Section I, literal g), of the Regulations on Tender Offers and Delisting Purchase of Securities, approved by CONASEV Resolution No. 009-2006-EF/94.10 and amendments thereto, it must be noted that the Information Prospectus for said offer must contain, among other items, information regarding the economic and financial condition of both Inversiones ASPI S.A. and Holcim Ltd., accompanied by:

(i) Audited individual or separate financial statements for the last fiscal year of Inversiones ASPI S.A., together with the respective audit report;

(ii) Audited consolidated financial statements for the last fiscal year of Inversiones ASPI S.A., together with the respective audit report;

(iii) Unaudited individual or separate financial statements for the last quarter of Inversiones ASPI S.A.;

(iv) Unaudited consolidated financial statements for the last quarter of Inversiones ASPI S.A.;

(v) Audited individual or separate financial statements for the last fiscal year of Holcim Ltd., together with the respective audit report;

(vi) Audited consolidated financial statements for the last fiscal year of Holcim Ltd., together with the respective audit report;

(vii) Unaudited consolidated financial statements for the last half-year of Holcim Ltd.; and,

(viii) A report issued by a recognized and reputable auditing firm domiciled in said country, stating the main differences between the accounting standards applicable to the financial information of Holcim Ltd. in its home market and the regime currently in force in Peru.

To authorize, by way of exception, the granting of an extension to launch the Subsequent Tender Offer for the voting shares representing the share capital of Cementos Pacasmayo S.A.A. until November 25, 2026, or five (5) trading days following the issuance of the valuation report by MSRA S.A.C., whichever occurs first.”

Furthermore, taking into account what was expressly stated in your submission of July 31, 2026, as well as the provisions of Articles 20, paragraph 20.4, and 113, paragraph 5, of the Consolidated Text of Law No. 27444, General Administrative Procedure Law, approved by Supreme Decree No. 006-2026-JUS, this official letter is served at the following email addresses: “carata@munizlaw.com”; “jcvelez@munizlaw.com”; “rizquierdo@munizlaw.com”; and “mmanchego@munizlaw.com”.

Finally, pursuant to the resolution transcribed above, the present administrative proceeding is hereby concluded.

Sincerely,

Alix Godos

General Superintendent

General Superintendency of Conduct Supervision

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